UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment #  )

CDG INVESTMENTS INC.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)

12507A 10 0

(Cusip Number)

JAMES DEVONSHIRE, SUITE 500, 926 – 5TH AVE. S.W.

CALGARY, ALBERTA T2P 0N7

Telephone: (403) 237-0228

(Name, address and telephone number of person authorized to

receive notices and communications)

May 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.133-1(f) or ss.ss.240-13d-1(g), check the following box [     ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12507A 10 0

Schedule 13D

1.

Name of Reporting Persons

James Devonshire

2.

Check the Appropriate Box if a Member of a Group

(a)

[    ]

(See Instructions)

(b)

[    ]

3.

SEC Use Only

4.

Source of Funds

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.

Citizenship or Place of Organization

Canada

7.

Sole Voting Power

1,562,368

8.

Shared Voting Power

64,000

9.

Sole Dispositive Power

1,562,368

10.

Shared Dispositive Power

64,000

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,626,368

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See       Instructions)

13.

Percent of Class Represented by Amount in Row (11)

3.9%

14.

Type of Reporting Person (See Instructions)

IN

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 1

SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of CDG Investments Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Suite 500, 926 – 5th Avenue, S.W., Calgary, Alberta T2P 0N7.

ITEM. 2

IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by James Devonshire.

Mr. Devonshire beneficially owns shares of the Issuer’s common stock directly, indirectly through Devonshire & Associates Management Services Ltd. (“D&A”), a company owned by Mr. Devonshire and Alberta Pacific Management Ltd. (“APM”), a company managed by Mr. Devonshire.

Mr. Devonshire is a citizen and resident of Canada. Mr. Devonshire’s business address is Suite 500, 926 – 5th Avenue, S.W., Calgary, Alberta T2P 0N7 Canada.

Mr. Devonshire is a self-employed Chartered Accountant and Management Consultant through D&A.  Mr. Devonshire was the CEO, Director and President of CDG Investments Inc. until May 19, 2006.

During the last five years, Mr. Devonshire has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM. 3

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Devonshire, D&A and APM have acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market.  In addition, Mr. Devonshire, D&A and APM may have sold shares in private transactions and through the public market.  All of the transactions were funded through Mr. Devonshire’s personal funds or the working capital of D&A or APM

Except as disclosed below, there have been no acquisitions or disposition in the Issuers’ common shares made by Mr. Devonshire, D & A or APM within the last 60 days.  During the last 60 days, Mr. Devonshire disposed/acquired of shares of the Issuer’s common stock as follows:

Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN $/US $	Source of Funds (personal, bank, working capital, affiliates, from Issuer, other)	Method of Purchase
Mar. 15/06	8,000 common	$0.27 CDN	Personal	Acquired in Market
Mar. 16/06	5,000 common	$0.27 CDN	Personal	Acquired in Market
April 20/06	6,500 common	$.30 CDN	Personal	Acquired in Market

CUSIP NO. 12507A 10 0

Schedule 13D

During the last 60 days, D & A have acquired/disposed of shares of the Issuer’s common stock as follows:

Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN $/US $	Source of Funds (personal, bank, working capital, affiliates, from Issuer, other)	Method of Purchase
Mar. 21/06	10,000 common	0.24 CDN	Private funds-working capital	Acquired in Market
Mar. 28/06	1,000 common	0.20 CDN	Private funds-working capital	Acquired in Market
April 3/06	(3,500) common	0.13 CDN	Private funds-working capital	Acquired in Market
April 4/06	10,000 common	0.21 USD	Private funds-working capital	Acquired in Market
April 26/06	(20,000) common	0.14 CDN	Private funds-working capital	Acquired in Market
April 26/06	(25,000) common	0.15 USD	Private funds-working capital	Acquired in Market
April 26/06	(85,000) common	0.10 USD	Private funds-working capital	Acquired in Market
April 26/06	(247,432) common	0.08 USD	Private funds-working capital	Acquired in Market

ITEM. 4

PURPOSE OF TRANSACTION

(a)

Mr. Devonshire is holding his shares of the Issuer (including shares held by D & A or APM) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name, through D & A or APM, or through other entities).

Mr. Devonshire does not have any other present plans or proposals which relate to or would result in:

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c )

a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)

any change in the present board of directors or management of the Issue, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP NO. 12507A 10 0

Schedule 13D

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)

a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g) (4) of the Act;  or

(j)

any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Devonshire will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM. 5

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of May 19, 2006, Mr. Devonshire beneficially owned 1,626,368 (3.9% based upon 40,959,855 shares outstanding as of May 19, 2006) of the Issuer’s common shares.  Mr. Devonshire’s beneficial ownership includes:

737,300 shares directly, 825,068 shares of the Issuer’s common stock held by D&A and 64,000 shares held by APM.

(b)

Mr. Devonshire has the sole power to dispose of 1,626,368 of the Issuer’s common shares.  Mr. Devonshire shares the power to vote and dispose of 64,000 shares held by APM.

Mr. Devonshire shares the power to vote or dispose of the shares as follows:

Company Name	Alberta Pacific Management Ltd.
Name	Gregory Smith
Residence or Business Address	4303-9th Street SE Calgary, Alberta, T2G 3C8
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted	Chartered Accountant

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, penalty imposed, or other disposition of the case.

No

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

No
Citizenship	Canadian

CUSIP NO. 12507A 10 0

Schedule 13D

(c)

During the prior 60 days Mr. Devonshire did not have any transactions in the shares of the Issuer, other than as described above in Item 3.  See “Item 3.  Source and Amount of Funds or other Consideration.”

(d)

Expect for Mr. Smith, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by APM.

ITEM. 6

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM. 7

MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

“James Devonshire”

DATE:

May 19, 2006

BY:_____________________________

James Devonshire